Jeff Fisher · 3rd
Greater Nashville Area, TN
Nashville, Tennessee, United States · Contact info
500+ connections

Vanderbilt University

Experience

Chief Financial Officer
Five Points Healthcare
May 2019 - Aug 2020 · 1 yr 4 mos
Nashville, Tennessee, United States

- First CFO for this home health and hospice organization, with a focus on banking, treasury management, operational efficiency, revenue growth, and profitability

Director
RSM US LLP
Jan 2019 - May 2019 · 5 mos

- Drove business development in Nashville for the healthcare industry, and capitalized on longstanding relationships in other industries to build connections

Executive Vice President, Chief Financial Officer
Integrated Healing Technologies, LLC
May 2017 - Jul 2018 · 1 yr 3 mos
Greater Nashville Area, TN

- Provided operational and programmatic support to the organization and served as its chief financial spokesperson in all strategic and tactical matters as they relate to budget management, cost benefit analysis, forecasting and securing new funding ...see more

Chief Financial Officer
Covenant Surgical Partners
Jun 2014 - May 2017 · 3 yrs

- EVP and CFO
- Management: Accounting, Accounts Payable, Payroll, Human Resources, Revenue Cycle Services comprised of 7! ...see more

Chief Financial Officer, Chief Culture Officer
Aegis Sciences Corporation
Nov 2008 - Jun 2014 · 5 yrs 8 mos

- Recapitalized at enterprise value of $82.5 million with two $5 million earn outs based on EBITDA performance (both earn outs achieved)
- Led organization's second recapitalization at enterprise value of $465 million

See all 14 experiences

Education

Vanderbilt University
B.A. Business Administration, Math, History
Activities and societies: Sigma Alpha Epsilon

Graduated Cum Laude

Tennessee State University
Master of Business Administration (M.B.A.), Management

Highest Honors